Exhibit 99.1

NEWS RELEASE

Penn West Energy Trust announces
the renewal of its bank facility

Calgary, April 30, 2010 (TSX - PWT.UN; NYSE - PWE) Penn West Energy Trust (“Penn West”) announces that its wholly owned subsidiary, Penn West Petroleum Ltd., today closed the renewal of its unsecured, revolving bank facility for a three year term to April 30, 2013. The facility includes a syndicate of Canadian and International banks and has an aggregate borrowing limit of $2.25 billion on which Penn West is currently drawn approximately $1.2 billion. The renewal was jointly led by the Canadian Imperial Bank of Commerce and BMO Capital Markets.

Penn West trust units and debentures are listed on the Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.C, PWT.DB.D, PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST ENERGY TRUST Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	William Andrew, CEO Phone: 403-777-2502 E-mail: bill.andrew@pennwest.com
Jason Fleury, Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com